# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 03/13/2026
Amends the filing with accession number 0001398344-16-022328
Filed by CIK 0001413260
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Erik M. Herzfeld, et al. (CIK 0001413260): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 71,411; shared voting power 681,031; sole dispositive power 71,411; shared dispositive power 681,031; aggregate amount beneficially owned 752,442 (37.57% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 752,442 shares representing 37.57% of the 2,002,996 shares outstanding as reported by the issuer as of February 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 71,411 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 681,031 shares of common stock.
Transactions in the class effected during the past sixty days: On March 2, 2026, through open market transactions, the Advisory clients bought 14,340 shares at $15.3832. On March 3, 2026, through open market transactions, the Advisory clients bought 2,613 shares at $15.7734. On March 5, 2026, through open market transactions, the Advisory clients bought 278 shares at $15.8669 and sold 41 shares at $15.605. On March 6, 2026, through open market transactions, the Advisory clients bought 153 shares at $15.70. On March 9, 2026, through open market transactions, the Advisory clients sold 795 shares at $15.82. On March 13, 2026, through open market transactions, the Advisory clients bought 5,362 shares at $15.2522.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Erik M. Herzfeld, et al.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (03/17/2026)